Dell Inc.
One Dell Way
Round Rock, Texas 78682
September 4, 2009
Perot Systems Corporation
2300 West Plano Parkway
Plano, Texas 75075
Attention: Mr. Peter Altabef, President & Chief Executive Officer
Subject: Exclusivity Agreement
Dear Ladies and Gentlemen:
     Dell Inc., a Delaware corporation (“Dell”), has commenced discussions with Perot Systems Corporation, a Delaware corporation (“Company”), regarding the possible acquisition of Company by Dell (the “Proposed Transaction”). Dell and Company currently intend to pursue the Proposed Transaction substantially in accordance with the non-binding summary of proposed terms set forth in the Non-Binding Term Sheet on Exhibit A attached hereto (the “Guiding Principles”). Company recognizes that Dell’s continued evaluation, pursuit and negotiation of the Proposed Transaction would require the expenditure of significant additional time, effort and resources, both internal and external, by Dell. In consideration for, among other things, the willingness of Dell to, within a short period of time, devote such time, effort and resources in connection with the pursuit of the Proposed Transaction, the parties, intending to be legally bound (other than with respect to the Guiding Principles), hereby agree as follows (this “Agreement):
1. (a) During the period commencing on the date of this Agreement and ending on the earlier to occur of (1) 5:00 p.m., Central time on September 30, 2009, unless extended by mutual agreement of the parties, (2) the time Company receives written notice from Dell that it is terminating negotiations of the Proposed Transaction, (3) the time Company notifies Dell that it is terminating negotiations of the Proposed Transaction because Dell is not negotiating in accordance with the Guiding Principles, (4) the time Company notifies Dell of the termination of this Agreement pursuant to paragraph 2(a) hereof, or (5) the date of execution of a definitive written agreement with respect to the Proposed Transaction or any other transaction between Dell and Company (the “Exclusivity Period”), Dell shall have the exclusive right to negotiate with Company regarding the Proposed Transaction or any transaction that if with a third party would be an Alternative Transaction Proposal (as defined below), and Company shall not, and shall cause its subsidiaries and its and their respective officers, directors, employees, shareholders, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, the “Representatives”) not to, directly or indirectly:
(i)	initiate, solicit, knowingly encourage (including, without limitation, by way of providing information) or knowingly facilitate or induce the submission of any

Dell Inc.
September 4, 2009

inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Alternative Transaction Proposal;

(ii)	engage or participate in any discussions or negotiations regarding, or provide or cause to be provided any non-public information or data relating to Company or any of its subsidiaries in furtherance of, or have any discussions with any person relating to, an actual or proposed Alternative Transaction Proposal;

(iii)	approve, endorse or recommend, or announce an intention to approve, endorse or recommend, any Alternative Transaction Proposal;

(iv)	enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar statement of intention or agreement relating to any Alternative Transaction Proposal;

(v)	approve any transaction under or any third party’s becoming an “interested stockholder” under Section 203 of the Delaware General Corporation Law or otherwise exempt any person from any applicable takeover statute; or

(vi)	amend, terminate, waive, release or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement with respect to an Alternative Transaction Proposal.
     (b) Immediately after the execution and delivery of this Agreement, Company and its subsidiaries will, and will instruct their respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third parties conducted heretofore by Company, its subsidiaries or any of their respective Representatives with respect to any possible Alternative Transaction Proposal. Company agrees that it shall take all necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Agreement.
     (c) As used in this Agreement “Alternative Transaction Proposal” means any proposal or offer (whether or not in writing) from any person or group of persons other than Dell regarding any of the following: (a) the acquisition by a third party of beneficial ownership (as defined in Rule 13d-3 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934) of (or an interest that currently or with the passage of time or other event is convertible into or exchangeable or exercisable for) more than thirty percent (30%) of the total outstanding voting securities of Company, whether from Company or pursuant to a tender offer or exchange offer or otherwise, in any one transaction or series of related transactions, (b) a merger, consolidation, business combination, reorganization, share exchange, recapitalization or similar transaction or series of related transactions involving Company or any of its subsidiaries, (c) a liquidation or dissolution of Company or any of its subsidiaries, or (d) any sale, lease, exchange, transfer, license or other disposition of assets (including, without limitation, the sale, lease, exchange or other disposition of the equity interests of one or more of Company’s subsidiaries) that would result in a third party’s acquiring more than thirty percent (30%) of the

Dell Inc.
September 4, 2009

fair market value on a consolidated basis of the total consolidated assets of Company and its subsidiaries, taken as a whole, or to which more than thirty percent (30%) of the consolidated revenues and earnings of Company and its subsidiaries, taken as a whole, are attributable, in any one transaction or in a series of transactions.
2. (a) If, prior to the end of the Exclusivity Period, Company receives an unsolicited bona fide Alternative Transaction Proposal that did not result from or arise in connection with a breach of the restriction set forth in paragraph 1 above and if a majority of the members of Company’s Board of Directors determines in good faith, after consultation with Company’s outside counsel and financial advisors, that such Alternative Transaction Proposal constitutes or may reasonably be expected to lead to a Superior Proposal (such an Alternative Transaction Proposal, a “Qualifying Alternative Proposal”), then Company must comply with the limitations of paragraph 1 unless it gives two business days’ prior written notice to Dell both of its intention to engage or participate in discussions or negotiations regarding such Qualifying Alternative Proposal and of its election to terminate this Agreement at the end of such two business days (in which case Company shall continue to be subject to the restrictions of paragraph 1 until the end of those two business days, but not afterwards). For the avoidance of doubt, unless Company has given such written notice to Dell, Company and its subsidiaries shall not, and shall cause their respective Representatives not to:
(i)	contact the person making such Qualifying Alternative Proposal or its Representatives for the purposes of clarifying any material terms of such Qualifying Alternative Proposal and the capability of consummating such Qualifying Alternative Proposal;

(ii)	furnish non-public information with respect to Company and its subsidiaries to the person making such Qualifying Alternative Proposal and its representatives pursuant to a customary confidentiality agreement substantially similar to, with respect to the confidentiality terms and provisions thereof, the Non-Disclosure Agreement (as defined below); or

(iii)	participate in discussions or negotiations with such person and its representatives regarding such Qualifying Alternative Proposal.
     (b) As used in this Agreement, “Superior Proposal” means an Alternative Transaction Proposal (A) with the references to “thirty percent (30%)” in the definition of Alternative Transaction Proposal replaced by “fifty percent (50%)” and (B) that (x) contemplates terms that Company’s Board of Directors determines in good faith, after consultation with Company’s outside legal counsel and financial advisors, to be more favorable to the holders of Company’s common stock than the terms of the Proposed Transaction and (y) Company’s Board of Directors believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.
3. Unless and until a mutually acceptable definitive written agreement between Dell and Company with respect to the Proposed Transaction has been executed and delivered, neither will

Dell Inc.
September 4, 2009

be under any legal obligation to continue discussions or negotiations about, to enter into definitive written agreements for, or to consummate the Proposed Transaction or any other transaction by virtue of this Agreement or any other written or oral expression with respect thereto. Neither party shall have any obligation to authorize the Proposed Transaction or any other transaction with the other party. If either party decides that it does not wish to proceed with discussions relating to the Proposed Transaction with the other party, the party so deciding agrees to promptly inform the other party of that decision. This Agreement is delivered in reliance upon, and shall be held confidential in accordance with, the provisions of that certain Non-Disclosure Agreement between Dell and Company dated September 2, 2009 (the “Non-Disclosure Agreement”); provided, however, that each party agrees that, without the prior written consent of the other party, subject to the terms hereof and the provisions of the Non-Disclosure Agreement, it and its Representatives will not disclose to any other person (other than to its Representatives on a need-to-know basis) the fact that the parties have entered into this Agreement, that discussions or negotiations are taking place concerning a possible transaction or any of the terms, conditions or other facts with respect to the possible transaction (including, without limitation, the status hereof), it being understood, however, that notwithstanding this proviso, any party may make a disclosure otherwise prohibited by this Agreement if such disclosure is required by law, regulation or stock exchange rule and the party seeking to make such disclosures complies with the provisions of Section 4 of the Non-Disclosure Agreement.
4. This Agreement (other than the Guiding Principles) shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
5. This Agreement may be amended, modified or supplemented only pursuant to a written instrument signed by the parties hereto. It is understood and agreed that no failure or delay by any party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. This Agreement, together with the Non-Disclosure Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
6. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each party (a) irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agrees that service of any process, summons, notice or document by U.S. registered mail to the address set forth at the end of this Agreement shall be effective service of process for any action, suit or proceeding brought against such party; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in any state or federal court located in the State of Delaware; and (d) irrevocably and unconditionally waives the right to plead or

Dell Inc.
September 4, 2009

claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum.
7. This Agreement may be executed and delivered (including, without limitation, by facsimile transmission or PDF) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature Page Follows]

Dell Inc.
September 4, 2009

     If you are in agreement with the terms of this Agreement and desire to proceed on that basis, please sign this Agreement in the space provided below and return an executed copy to Dell, upon which this Agreement will be a binding agreement between us.

DELL INC.

By:	/s/ Lawrence P. Tu

Name:	Lawrence P. Tu
Title:	Senior Vice President, General Counsel and Secretary
ACCEPTED AND AGREED
as of the date first written above:
PEROT SYSTEMS CORPORATION

By:	/s/ Russell Freeman
Name:	Russell Freeman
Title:	Chief Operating Officer

Dell Inc.
September 4, 2009

Exhibit A
Non-Binding Term Sheet

Project Eagle
Exhibit A: Non-Binding Term Sheet
As of 9/4/2009
STRICTLY CONFIDENTIAL

Target	Perot SystemsCorporation (“Target” or “Eagle”)

Acquiror	Dell Inc. (“Acquiror” or “Dell”)

Purchase Price and Transaction Structure	Acquiror intends to acquire all outstanding shares of Target for $30/share in cash (the “Transaction”). Transaction structure is expected to be a cash tender offer conditioned on tenders of 66 2/3% of outstanding shares, followed by a back-end merger. Upon consummation of the Transaction, Target is intended to be a wholly-owned subsidiary of Acquiror.

Parties to structure the Transaction as a one-step merger (with appropriate adjustments to the “Definitive Agreements” and “Deal Support from Perot SystemsFamily and Insiders” provisions) if regulatory process will cause the tender offer to close not significantly more rapidly than a merger.

Definitive Agreements	The Transaction shall be subject to the execution of definitive agreements (the “Agreements”) and the approval of the board of directors of both the Target and the Acquiror.

The Merger Agreement is expected to provide for representations, warranties, “fiduciary out” and other undertakings and conditions consistent with a transaction of this size and type that offers meaningful deal protection to Acquiror in light of the significant premium offered to Target’s shareholders, including:

• Top-up option for Acquiror to facilitate short-form merger

• No shop that permits communications only with respect to an unsolicited proposal that is reasonably expected to lead to a superior offer, subject to notice to Acquiror and match right

• MAC clause

• Break-up fee to be negotiated as a percentage of equity value

• Target Board control to go to Acquiror at close of tender offer, even if back-end merger is delayed

• No financing condition

• HSR and other regulatory approvals to be identified

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Project Eagle
Exhibit A: Non-Binding Term Sheet
As of 9/4/2009
STRICTLY CONFIDENTIAL

Deal Support from Perot SystemsFamily and Insiders	The Perot Systemsfamily is expected to enter into a tender agreement with Acquiror in which it agrees to tender its shares and otherwise to support a transaction with Acquiror.

Executive officers are also expected to enter into agreements to tender to Acquiror.

Post-Transaction Management	Dell expects members of Eagle’s senior management team to lead Dell’s combined Services business post-transaction.

Employee Retention	Dell intends to provide retention incentives to key Perot Systemsemployees and will collaborate with Perot Systemsmanagement to identify employees in 3 categories:

• Top Key Leaders (~10 to 12 people)

• Tier 2 Leaders (~20 to 25 people)

• Tier 3 Employees (Identity and Treatment TBD)

Top Key Leaders and Tier 2 Leaders to be offered retention employment agreements for varying terms of up to 4 years.

For Top Key Leaders, Dell intends to negotiate employment agreements that could provide opportunity to roll Perot Systemsequity value into a Dell retention plan with upside value.

Dell expects to negotiate and have signed employment agreements with Top Key Leaders before execution of definitive documents.

Both triggers within change in control agreements to be deemed triggered at closing.

Outstanding equity awards of all Perot Systemsemployees to be fully vested at closing.

Employee retention, severance, and other arrangements are expected to be approved under safe harbor provisions of Rule 14d-10(d).

Headquarters / Operations	Dell expects the combined Services organization to be headquartered in current Perot Systemsheadquarters location post-transaction.

Use of Perot SystemsName	Following a mutually-agreed transition period, use of Perot Systemsname to revert to Perot Systemsfamily.

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Project Eagle
Exhibit A: Non-Binding Term Sheet
As of 9/4/2009
STRICTLY CONFIDENTIAL

Board Representation	Dell expects Eagle’s current chairman to become member of Dell Board of Directors at or following a closing.

Timing	Acquiror and Target intend to reach and execute an Agreement as quickly as practicable, with the target date being fifteen (15) business days from the execution of an exclusivity agreement.

Not a Binding Agreement	This Non-Binding Term Sheet is intended only to be a guide in the preparation of definitive documentation satisfactory to the parties. Nothing contained in this Non-Binding Term Sheet will preclude other or different provisions satisfactory to both parties from being included in the definitive documentation. It is expressly understood that this document does not represent a legally binding obligation of either party to enter into definitive agreements or to complete the proposed transaction. That commitment, if made, will be evidenced only by the fully executed definitive agreements. No liability or obligation of any nature whatsoever is intended to be created between the parties by this Non-Binding Term Sheet. Accordingly, any party may discontinue negotiations at any time before signing of definitive documents without liability to any other party.

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